

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2011

VIA U.S. MAIL

Brenda Webb
Acting Interim CEO/President
International Paintball Association, Inc.
2600 E. Southlake Boulevard, Suite 120-366
Southlake, TX 76092

Re: **International Paintball Association, Inc.**
        Amendment No. 4 to the Registration Statement on Form 10
        Filed January 21, 2011
        File No. 000-53464

Dear Ms. Webb:

        We have completed our review of the above-referenced Registration Statement and related filings and have no further comments at this time.

        Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any questions.

                                        Sincerely,

                                        Lauren Nguyen
                                        Attorney-Advisor

cc: Via facsimile (561) 362-9612
        James M. Schneider
        Schneider Weinberger & Beilly LLP